Memorandum of Compliance

                    Outlining Certain Changes Reflected in

            Amendment No. 3 to Registration Statement on Form SB-2

                              SpeechSwitch, Inc.

Set forth below are the responses of SpeechSwitch, Inc. to the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to Amendment No.2 to the Registration Statement on Form SB-2 of the Company, which was filed with the SEC on April 11, 2005. For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The responses described below are contained in Amendment No. 3 to the Registration Statement on Form SB-2 ("Amendment No. 3" or the "registration statement"), which is being filed simultaneously herewith. Capitalized terms used herein are intended to have the meanings ascribed to such terms in the Amendment No. 3.

General

1. We note your response to our prior comment no. 23. Please file an amended facing page to your registration statement to register your additional shares. In addition, we note that the first paragraph of the front cover and disclosure elsewhere in your prospectus states that up to 10,000,000 shares will be distributed. Please reconcile or otherwise explain why your disclosure is sufficient. We further note your 100,000-for-one stock split as discussed on page 4. Please explain how your stock split is related to the additional shares registered. Please also advise whether you plan to provide the distribution ratio prior to effectiveness as well as why more specific numbers cannot be obtained once you have obtained the holders' list.

An amended facing page has been filed with Amendment No.3. In addition, disclosure has been modified on the cover page and pages 4, 5, 25, 52, 55, 57 and 58 of the registration statement to clarify that up to 10,050,000 shares will be distributed. We do not believe our stock split is related to the additional shares registered. We plan to provide the distribution ratio (which we believe will be 1 share of the Company's Class A Common Stock for each 984 shares of iVoice Class A Common Stock held by an iVoice stockholder, rounded as described in the prospectus) when we obtain a holder's list closer to the effective date of the registration statement. The final distribution ratio will be included in the registration statement prior to effectiveness.

2. In light of the termination of your equity line of credit and your convertible debentures, please advise us of your intent with respect to your registration statement on Form SB-2, File No. 333-120610.

It is the Company's intention to enter into a new equity line of credit arrangement pursuant to its existing commitment after the Distribution occurs. If the Company enters into such arrangement it intends to amend and update the referenced registration statement to provide for the resale of the shares as it anticipates it will be required by final documentation to do.
If the Company does

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not obtain an equity line of credit after the Distribution, it will withdraw the referenced registration statement.

Potential Dilution Due to Conversion Below Market Price

3. It appears that intangible assets of approximately $14,400 should be deducted in calculating net tangible book value at December 31, 2004. Please advise or revise.

The Company has revised the disclosure to reflect the tangible book value to be $240,424 on page 10. Additionally, the example given in the disclosure was adjusted on pages 10 and 11.

Risk Factors
SpeechSwitch has in the past and may in the future sell ... pp. 14-15
---------------------------------------------------------------------

4. We note your revised risk factor and your statement that as of the date of your registration statement, you have no outstanding convertible debentures. Immediately following your statement, you disclose your $190,000 promissory note which is convertible to Class A common stock. You further discuss your existing convertible obligations. Please clarify your disclosure.

Disclosure has been modified on page 14 of the registration statement.

SpeechSwitch may depend on distribution by resellers...., p. 19
---------------------------------------------------------------

5. We note your response to our prior comment no. 7. Please disclose the identities of the four customers that comprised 51 percent of your 2004 revenue as well as the portion of your 2004 revenue that each customer represented. Please clarify whether such customers are distributors or resellers and advise us why you do not forsee any future revenues with respect to these customers.

Disclosure has been modified on page 19 of the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Year Ended December 31, 2004 as Compared with the Year Ended December 31, 2003, pp.31-32
---------------------------------------------------------------------------

6. Please elaborate on your disclosure regarding the $514,157 of interest and financing costs. You state that such amount resulted primarily from debt conversion discounts on the issuance of the $800,000 in secured convertible debentures. However, as disclosed elsewhere in your prospectus, fees with respect to the debentures were 10% of the principal amount or $80,000. Please elaborate on the debt conversion discounts. We further note that a significant portion of iVoice's interest expense was allocated to you "as a result of the funding for the loss from operations." Please quantify the allocated amount and further explain your statement.

Disclosure has been modified on page 31 of the registration statement. In addition, the Statements of Operations for December 31, 2004 and 2003 have been expanded to detail the


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amounts of interest and financing costs. Disclosure relating to debt conversion discounts has been deleted.

The Company has deleted wording relating to the debt conversion discounts as it was inadvertently included in the discussion and does not apply.

In addition, the Statements of Operations has been expanded to break out interest and finance costs.

Liquidity and Capital Resources, pp.31-35
-----------------------------------------

7. We note that Mr. Mahoney may be paid in shares of Class B common stock on a $1 per share basis. Please advise us on the basis for and enforceability of this arrangement particularly in light of its absence from the amendment to Mr. Mahoney's employment agreement.

Mr. Mahoney has agreed to this arrangement in Amendment No.1 dated April 1, 2004 to his Employment Agreement which has been filed previously as Exhibit No. 10.22 to the registration statement.

   SpeechSwitch's Management

   Employment Agreements, pp.44-46
   -------------------------------

8. You state that Mr. Mahoney "would be required to recuse himself" from any discussions or vote regarding any potential termination of him. If Mr. Mahoney exercises the discretion over their respective recusals, please disclose this and state the effect of any such failure to recuse himself.

Disclosure has been modified on page 47 of the registration statement.

   Federal Income Tax Consequences of the Distribution

9. Please consider including an example of the possible tax consequences to assist in your disclosure.

We have reconsidered including an example of possible tax consequences and continue to maintain that such an example would not be helpful and could possibly be misleading and confusing to shareholders whose tax situations differ from that presented in the example.

   Changes in Accountants

10. Item 304(a)(1)(iv)(A) of Regulation S-B requires you to disclose whether during your two most recent fiscal years and any subsequent interim period through the date of dismissal whether there were any disagreements, resolved or not, with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the



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     subject matter of the disagreement(s) in connection with its reports.
     Please revise in this section on page 60 of the text.

Disclosure has been modified, as requested, on page 61 of the registration statement.

11. Please file a currently dated letter from your former accountants stating that they agree with your Item 304 disclosures, or the extent to which they do not agree. Refer to Item 304(a)(3) of Regulation S-B. The letter should be filed as Exhibit 16 in the amended registration statement. Please revise.

The letter has been filed as Exhibit 16 to the registration statement.





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